Trading Symbol TSX: GGC

Genco Reports Results for First Quarter Ended March 31, 2008
& Provides Update on Mining Activities

May 16, 2008 – Vancouver, B.C., Canada – Genco Resources Ltd. [TSX: GGC] announces the results for its first financial quarter ended March 31, 2008 and provides an update on mining activities during the same period. For the quarter, Genco had revenues from metal sales of $2,073,329, an operating loss of $244,703 and a net loss of $1,285,407.

The following table contains selected highlights from the Genco’s consolidated income statement and consolidated balance sheet for the three month periods ended March 31, 2008 and March 31, 2007.

	March 31,
	2008	2007
	C$	C$
Total revenue	2,073,329	1,547,026
Operating profit (loss)	(244,703)	311,201
General & administrative costs	(1,135,625)	(1,125,105)
Income (loss) before other items	(1,380,328)	(813,904)
Other income (expense)	94,921	(24,673)
Net income (loss)	(1,285,407)	(838,577)
Net income (loss) per-share	(0.03)	(0.03)
Total assets	49,398,428	24,045,081

Improved metal recoveries at Genco’s La Guitarra mining operations combined with higher metal prices led to higher revenues when compared to the same three month period in 2007. Operating profits were lower as a result of increased activities relating to an ongoing mine expansion feasibility study, district exploration and infrastructure expansion at La Guitarra.

The following table highlights the production at La Guitarra Mine.

	3 Months Ended	3 Months Ended	12 Months Ended
	March 31, 2008	March 31, 2007	December 31, 2007
Tonnes milled	18,955	18,161	59,342
Equivalent silver ounces	148,700	120,740	572,788
Silver ounces	97,719	76,479	304,368
Gold ounces	975	907	5,177
Silver equivalent grade (g/t)	274	301	358
Average silver price US$	17.64	13.31	13.39
Average gold price US$	922.49	649.72	694.39
Gold$/silver$ equivalency factor	52.30	48.80	51.84

Suite 550 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (Toronto Stock Exchange)

During the period ended March 31, 2008 La Guitarra recorded higher operating costs than during the same period of 2007. On-site operating costs were actually lower in 2008, but increased third party refining and smelting charges led to an overall increase in costs.

The table below summarizes Genco’s mining costs in US dollars on a cost per silver equivalent ounce basis.

	3 Months Ended	3 Months Ended	12 Months Ended
	March 31, 2008	March 31, 2007	December 31, 2007
	US$	US$	US$
Cash operating cost	5.49	5.03	6.12
Total cash cost	5.99	5.61	6.62
Total production cost	7.59	7.43	8.36

See attached balance sheet and income statement for details. Full financial statements are available on SEDAR at http://www.sedar.com and on Genco’s website at www.gencoresources.com.

For further information:
Wayne Moorhouse
Chief Financial Officer
Phone: 604-682-2205
E-mail: gencoinfo@telus.net

GENCO RESOURCES LTD.
Consolidated Balance Sheets
As at March 31, 2008 and December 31, 2007
(Expressed in Canadian dollars)

	March 31	December 31
	2008	2007
	$	$
Assets
Current assets
Cash	2,304,873	12,556,146
Accounts receivable	1,117,969	567,372
Taxes receivable	2,863,784	1,918,349
Inventory	899,382	708,447
Prepaid expenses and deposits	861,838	419,093
	8,047,846	16,169,407

Mineral property interests	6,525,818	45,975
Property, plant, and equipment	34,322,840	29,807,280
Other long term assets	501,924	-

	49,398,428	46,022,662

Liabilities
Current liabilities
Accounts payable and accrued liabilities	6,187,100	4,130,633
Current portion of long term debt	747,108	664,325
	6,934,208	4,794,958

Long term debt	1,466,094	1,411,800
Asset retirement obligation	765,284	214,109
EPA settlement obligation	1,104,993	-
Future income tax	1,482,775	1,482,775

	11,753,354	7,903,642

Shareholders’ Equity
Share capital	43,842,119	43,352,639
Contributed surplus	7,960,010	7,638,029
Deficit	(14,157,055)	(12,871,648)
	37,645,074	38,119,020

	49,398,428	46,022,662

GENCO RESOURCES LTD.
Consolidated Statements of Operations and Deficit
For the Three Months Ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

	March 31	March 31
	2008	2007
	$	$

Sales	2,073,329	1,547,026
Cost of sales	2,318,032	1,235,825
Gross profit (loss)	(244,703)	311,201

Operating expenses
Administration expenses	781,644	636,768
Stock-based compensation	353,981	488,337
	1,135,625	1,125,105

Operating income (loss)	(1,380,328)	(813,904)

Other income (expense)
Accretion on long term debt	(22,143)	(31,282)
Interest and other income	126,528	6,609
	104,385	(24,673)

Net income (loss) before tax	(1,275,943)	(838,577)

Current income tax expense	9,464	-

Net income (loss)	(1,285,407)	(838,577)
Deficit, beginning	(12,871,648)	(7,133,281)

Deficit, ending	(14,157,055)	(7,971,858)

Earnings (loss) per share
Basic	(0.03)	(0.03)

Weighted average number of common shares outstanding
Basic	40,851,312	31,927,955

GENCO RESOURCES LTD.
Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

	March 31	March 31
	2008	2007
	$	$
Cash Provided By (Used In) Operating Activities
Net loss for the period	(1,285,407)	(838,577)
Items not affecting cash
Accretion on long term debt	22,143	31,282
Amortization	252,605	258,490
Stock-based compensation	353,981	488,337
	(656,678)	(60,468)
Change in non-cash working capital items	(849,760)	12,703

	(1,506,438)	(47,765)

Cash Provided By (Used In) Investing Activities
Deferred exploration and development	(3,500,459)	(2,173,202)
Investment in Chief Consolidated Mining Company	(4,779,378)	-
Mine development changes in accounts payable	-	(48,486)
Mineral properties	(296)	-
Purchase of property, plant, and equipment	(617,811)	(411,646)

	(8,897,944)	(2,633,334)

Cash Provided By (Used In) Financing Activities
Long term debt principal repayments	(52,811)	(27,915)
Shares issued for cash (less costs)	60,000	1,823,730

Net cash provided by financing activities	7,189	1,795,815

Net Increase (Decrease) In Cash During The Period	(10,397,193)	(885,284)
Effect of Changes in Foreign Exchange Rates	145,920	-
Cash, Beginning	12,556,146	2,184,209

Cash, Ending	2,304,873	1,298,925

This news release contains certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.